Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., at its meeting held on May 8, 2024, has agreed to call BBVA’s Extraordinary General Shareholders’ Meeting. The General Meeting will be held in Bilbao, at Palacio Euskalduna, 4 Avenida Abandoibarra, on July 4, 2024, at 10:00 a.m., on first call, and on July 5, 2024, at the same location and time, on second call.

Pursuant to the Corporate Enterprises Act, the Notice of Meeting of this Extraordinary General Shareholders’ Meeting (including its agenda) is enclosed herewith, as well as the proposed resolutions.

The report on item one of the agenda and the remaining documents related to this Extraordinary General Meeting are available on BBVA’s website (www.bbva.com).

Madrid, 31 May 2024

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, JULY 5, 2024

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Company”, “BBVA” or the “Bank”), at its meeting held on May 8, 2024, has agreed to call the Company’s Extraordinary General Shareholders’ Meeting. The General Meeting will be held in Bilbao, at Palacio Euskalduna, 4 Avenida Abandoibarra, on July 4, 2024, at 10:00 a.m., on first call, and on July 5, 2024, at the same location and time, on second call, in accordance with the following:

AGENDA

ONE.- Increase of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. up to a maximum nominal amount of FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS, AND FIVE EURO CENTS (EUR 551,906,524.05) through the issue and circulation of up to ONE BILLION, ONE HUNDRED AND TWENTY-SIX MILLION, THREE HUNDRED AND NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary shares at EUR 0.49 par value each, of the same class and series as the ones currently in circulation, represented by means of book entries, with an issue premium, for the purposes of covering the voluntary tender offer for the purchase of shares of Banco de Sabadell, S.A. put forth by the Company. Subscription and disbursement of the new shares through non-cash contributions consisting of Banco de Sabadell, S.A. shares. Absence of the preemptive subscription right and provision for incomplete subscription. Amendment of article 5 of the Bylaws. Application for admission to trading of the new shares issued. Delegation of powers.

TWO.- Delegation of powers on the Board of Directors, with express powers to subdelegate, to formalize, rectify, interpret and execute the resolutions adopted by the General Shareholders’ Meeting.

* * * * * *

PRESENTATION OF RESOLUTION PROPOSALS

Pursuant to the Corporate Enterprises Act, shareholders representing, at least, three percent of the share capital may submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

This right must be exercised by duly certified notice to the Company, which must be received at the registered office, at plaza de San Nicolás, 4, 48005, Bilbao, within five days following the publication of this calling.

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting register at least five days before the scheduled date of the General Meeting.

As the General Meeting is likely to be held on second call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have shares registered in their name no later than June 30, 2024, in order to be able to participate in and vote at the Meeting.

The Company will issue a personalized attendance card indicating the number of shares held to each shareholder entitled to attend who so requires it, giving them access to the venue where the General Meeting is to be held. Requests may be sent to the Shareholder Office, or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch office in Spain.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Holders of a lower number of shares may group together to reach at least that number of shares, appointing a representative. To do this, shareholders must request the corresponding group card, available at any BBVA branch office in Spain.

In order to confirm the identity of shareholders, or their valid proxies, on entering the venue where the General Meeting is to be held, attendees will be asked to present their attendance card, documents verifying their status as proxy, where applicable, and their Spanish national identity document or any other official document generally accepted for such purposes.

REMOTE ATTENDANCE

The Company has agreed that, in accordance with Article 21 of its Company’s Bylaws, attendance to the General Meeting may also take place via remote means.

Remote attendance will take place through the “Remote Attendance Portal”, accessible via the Company’s corporate website (www.bbva.com) and online banking website (www.bbva.es), in accordance with the timeframes and in the format described below. It is envisaged that the General Meeting will be broadcasted live on the Company’s corporate website (www.bbva.com).

In order to verify the identity of the attendees at the General Meeting, and to guarantee that shareholders can properly exercise their rights, shareholders—or their valid proxies—who wish to attend the General Meeting remotely (hereinafter, “remote attendees”) must register and confirm their identity—and that of their proxy, where applicable—on the Remote Attendance Portal prior to the start of the Meeting (hereinafter, the “Accreditation process”), as follows:

a)

remote attendees who are BBVA electronic banking users (who have a multichannel contract with the Bank) may confirm their identity through the online banking website (www.bbva.es) by entering the password they use to access and carry out transactions in the online banking website (www.bbva.es);

b)

remote attendees who are not users of BBVA electronic banking may confirm their identity on the Bank’s corporate website (www.bbva.com), under section “Extraordinary General Meeting/Remote Attendance”, making use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

The Accreditation process via Remote Attendance Portal will be enabled on June 21, 2024, and will be closed at 9:00 a.m. on the day on which the General Meeting is held. However, to ensure the correct processing of the supporting documentation verifying their identity and legitimacy, it is recommended that all shareholders—or their proxies—who wish to attend using remotely complete the Accreditation process sufficiently in advance, with it being recommendable to do so no later than July 4, 2024.

In order for the General Meeting to take place in an orderly manner and for the proper management of the remote attendance, once the Accreditation process is completed in due time and form, remote attendees must access the Remote Attendance Portal between 7:00 a.m. and 9:00 a.m. on the scheduled day of the Meeting, as follows:

a)	via the online banking website (www.bbva.es) for remote attendees who are BBVA electronic banking users, entering their online banking password;

b)

via the Bank’s corporate website (www.bbva.com), under section “Extraordinary General Meeting/Remote Attendance” for remote attendees who are not BBVA electronic banking users, using the credentials generated in the Accreditation process.

Only remote attendees who have completed the Accreditation process in due time and form and have accessed the Remote Attendance Portal between the indicated times may exercise their rights remotely on the day of the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Remote attendees who, in exercise of the shareholder rights provided for in the Corporate Enterprises Act, wish to request any information or clarification which they deem necessary in relation to items on the agenda, publicly available information that the Company has submitted to the National Securities Market Commission since the last General Meeting; or who wish to submit written proposals under the terms of, and in accordance with, the Corporate Enterprises Act, may do so through the Remote Attendance Portal, on the scheduled day of the General Meeting from 7:00 a.m. and until the General Meeting begins.

In accordance with the provisions of the Corporate Enterprises Act, valid requests for information or clarification submitted by remote attendees will be answered by the Meeting Panel during the meeting, or in writing within seven days of the General Meeting taking place.

Remote attendees’ right to vote shall be exercised through the Remote Attendance Portal and in accordance with the provisions of the Bank’s General Meeting Regulations. Remote attendees will be able to vote on the proposed resolutions on the agenda items from the moment the remote assistants, on the day on which the Meeting is held, access the Remote Attendance Portal, and until the General Meeting Panel declares the Meeting to be over. The vote on proposed resolutions which, by legal mandate, do not need to be included on the Meeting’s agenda and must be put to a vote, shall take place once these proposals are read out by the General Meeting Panel.

For any matters not explicitly covered in this call notice, remote attendance at the General Meeting will be subject to the provisions set out in the General Meeting Regulations and to the rules set out on the Company’s corporate website (www.bbva.com), on the “Extraordinary General Meeting/Remote Attendance” section.

In any event, shareholders’ physical attendance at the venue where the General Meeting is to be held will nullify any actions carried out remotely via the Remote Attendance Portal.

REMOTE VOTING AND PROXIES PRIOR TO THE MEETING

Those shareholders who do not wish to attend the General Meeting can submit their vote or proxy remotely by electronic or written means, prior to the General Meeting being held, as indicated below.

ELECTRONIC VOTING AND PROXIES

Shareholders can exercise their voting and proxy delegation rights by electronic means via the participation applications rolled out on the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application “BBVA España” (hereinafter, the “BBVA España App”), which is available free of charge at the Play Store and App Store.

In order to prove their identity, and to guarantee the proper exercise of their rights, shareholders who wish to vote or delegate a proxy by electronic means must register and confirm their identity in the following way:

a)

Shareholders who use BBVA electronic banking (who have a multichannel contract with the Bank) can confirm their identity to vote or delegate a proxy electronically, by entering the passcode they use to access and carry out transactions in the online banking website (www.bbva.es) or the BBVA España App.

b)

Shareholders who do not use BBVA electronic banking and shareholders who are legal entities, through their valid proxy, can verify their identity to vote or delegate a proxy electronically through the use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Shareholders may exercise their voting and delegation rights by electronic means, prior to the General Meeting, from June 10, 2024 until 10:00 a.m. on the day before the General Shareholders’ Meeting is held on first call, i.e. 10:00 a.m. on July 3, 2024, as follows:

a)	for shareholders who use BBVA electronic banking, through the online banking website(www.bbva.es) or the BBVA España App; and

b)

for shareholders who do not use BBVA electronic banking and shareholders who are legal entities, via the “Extraordinary General Meeting/Electronic Vote and Proxy” section of the Company’s corporate website (www.bbva.com).

In both cases, shareholders must fill in the relevant forms and follow the instructions provided in each case in order to exercise each of these rights.

All information relating to remote voting and/or delegation of proxies will be available for its consultation on the “Extraordinary General Meeting” section of the Company’s corporate website (www.bbva.com).

WRITTEN VOTING AND PROXIES

Shareholders who do not wish to attend the General Meeting, can also remotely cast their vote or submit a proxy delegation in writing, using the voting or delegation form included on the attendance card, which can be requested and submitted at any BBVA branch office in Spain. In this regard, it is hereby stated that any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this call notice for the General Meeting, through the Shareholder Office or at any BBVA branch office in Spain, requesting the issue of the relevant document for postal voting in their name. Once completed according to its instructions and within the deadlines established, it must be sent by registered post with acknowledgment of receipt to the Shareholder Office at calle Azul 4, 28050 Madrid, to be processed and counted.

In order to be processed, remotely cast proxies and votes must be received, at least, 24 hours prior to the scheduled date of the General Meeting on first call. Any proxies or votes that arrive after this time will not be counted.

In any case, shareholders must fill in the relevant forms and follow the instructions printed on the attendance card in order to exercise each of these rights.

REVOCATION OF VOTE OR PROXY

Shareholders’ —personal or remote— attendance at the General Meeting will revoke any vote or proxy previously submitted.

Additionally, proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors provide any information or clarifications that they may deem necessary, or submit written queries regarding items on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Meeting.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Office at calle Azul 4, 28050 Madrid, Spain; or by email to the address given in the “Right to Information” section of the “Extraordinary General Meeting” page of the Company’s corporate website (www.bbva.com), following the instructions therein.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

From the time of this calling, any shareholder may request at the registered office (plaza de San Nicolás, 4, Bilbao, Spain) or review on the Company’s corporate website (www.bbva.com), on the “Extraordinary General Meeting” page, the full texts of the proposed resolutions submitted for the approval of the General Meeting and the directors’ reports on agenda item one, as well as the remaining legal documentation related to the General Meeting.

In addition, shareholders are provided with the legal reports that have been issued since the last General Meeting in connection with the use of the proxy to issue convertible bonds (‘CoCos’), which will also be reported to the General Meeting, and which have been published and made available to shareholders on the occasion of the relevant issue.

Shareholders may obtain and request all the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the General Meeting, all documents and information relating to the General Shareholders’ Meeting will be available for consultation in the “Extraordinary General Meeting” section of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDER FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the General Meeting, BBVA has set up an Online Shareholders Forum (hereinafter, the “Forum”) on the Company’s corporate website (www.bbva.com), for the legally established purpose, which individual shareholders and duly authorized voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

The Forum may be used to publish proposals that are intended to be submitted to the Meeting, in accordance with the applicable legal provisions, requests to second these proposals, initiatives to achieve the percentage of votes required to exercise the minority rights established by Law and offers or calls for voluntary proxies, in accordance with the instructions published on the Bank’s corporate website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders and is intended solely to facilitate communication between BBVA shareholders for the calling of the General Meeting before it is held. As such, the Forum is not a channel to be used for attending the General Meeting remotely.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided that, for such purpose, and in each case, are available on the “Extraordinary General Meeting” section of the Bank’s corporate website (www.bbva.com).

To register in the Forum, shareholders who are electronic banking users (who have a multichannel contract with the Bank) may log on via the online banking web page (www.bbva.es), entering the same credentials they use to access the online banking website (www.bbva.es) and use its online banking features.

Shareholders who do not use electronic banking and shareholders who are legal entities, through their valid proxy, may register and obtain a passcode to log on to the Forum, through the Bank’s corporate website (www.bbva.com), under section “Extraordinary General Meeting/Online Shareholders Forum”, by using their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SUSPENSION OF ELECTRONIC SYSTEMS

The Bank will not be liable for any damages that may be incurred by shareholders or their proxies as a result of any breakdowns, overloads, line failures, connection faults or other eventualities of the same or similar sort, beyond the Bank’s control, that may prevent the use of the mechanisms enabled for shareholders to exercise, via remote means of communication, their rights regarding the General Meeting.

The foregoing applies notwithstanding the adoption of the measures required in each situation, in particular when this is advisable or necessary for technical or security reasons, trying to ensure that shareholders or their proxies can exercise their rights.

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the General Meeting that is not provided in this notice.

Likewise, for more information, shareholders can contact the Shareholder Office at calle Azul, 4, 28050, Madrid, Spain, from 09:00 a.m. to 06:00 p.m., Monday through Friday; telephone the Shareholder Helpline at (+34) 91 224 98 21 from 08:00 a.m. to 10:00 p.m., Monday through Friday; or send an email to the mailbox accionistas@bbva.com; or may check the information included in the “Frequently-Asked Questions” document, available on the “Extraordinary General Meeting” on the Bank’s corporate website (www.bbva.com).

Shareholders are informed that the Company’s corporate website (www.bbva.com) will be kept up-to-date with the measures that may be taken for holding the General Meeting and may be of interest to shareholders or their representatives.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to Article 203 of the Corporate Enterprises Act and Article 101 of the Commercial Registry Regulations.

PERSONAL DATA PROCESSING

In accordance with the provisions of Organic Law 3/2018, of 5 December, on Personal Data Protection and digital rights guarantee, BBVA will process the shareholders’ personal data and, where applicable, that of its proxies in accordance with the provisions of the document on processing of personal data which can be consulted at the following link: shareholdersandinvestors.bbva.com/PTDA. Rights to access, amend, oppose, suppress, transfer and limit processing may be exercised in accordance with the aforementioned document.

NOTE

Shareholders are informed that, in the event that, between the calling and the scheduled date for holding the Meeting, there are extraordinary circumstances—beyond the Company’s control—which make impossible holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting would be held entirely remotely, this is, without the physical attendance of the shareholders or their proxies, in accordance with the means, timeframes and procedures already established in the “Remote Attendance” section of this call notice, supplemented by the additional requirements set forth in the applicable legal and statutory provisions applicable to this type of meetings, which have been published on the “Extraordinary General Meeting/Remote Attendance” section of the Company’s corporate website (www.bbva.com).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The Company, in this case, will inform shareholders, through the Company’s corporate website (www.bbva.com) and the daily press, as soon as it were reasonably possible, of the existing extraordinary circumstances and the measures adopted in relation to the holding of the General Meeting.

Shareholders are informed that the General Meeting will be streamed on the Company’s corporate website (www.bbva.com).

THE GENERAL MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON JULY 5, 2024 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com).

Bilbao, May 31, 2024, the General Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON JULY 5, 2024

ONE.- Approve an increase of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) up to a maximum nominal amount of FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05), by issuing and putting into circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary at EUR 0.49 par value each, of the same and only class and series, and with the same rights as the currently outstanding shares of BBVA, represented in book-entry form, with non-cash contributions, in the terms and conditions indicated below (the “Capital Increase”), for the purposes of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. (the “Affected Company”) launched by BBVA (the “Offer”).

1.1. Amount and modality of the Capital Increase

The maximum nominal amount of the Capital Increase is FIVE HUNDRED FIFTY-ONE MILLION, NINE HUNDRED SIX THOUSAND, FIVE HUNDRED TWENTY-FOUR EUROS AND FIVE EURO CENTS (€551,906,524.05) and shall be effected with non-cash contributions, through the issue and circulation of up to ONE BILLION ONE HUNDRED TWENTY-SIX MILLION, THREE HUNDRED THIRTY-NINE THOUSAND, EIGHT HUNDRED FORTY-FIVE (1,126,339,845) ordinary shares of BBVA at EUR 0.49 par value each, of the same class and series as the currently outstanding shares.

1.2. Recipients of the issuance

The Capital Increase and issuance of the new shares are exclusively intended for the shareholders of the Affected Company that accept the Offer (voluntarily during the acceptance period or by virtue of the exercising of the compulsory purchase rights resulting from the Offer).

1.3. Type of issuance and premium

The new shares shall be issued at EUR 0.49 par value plus, where appropriate, the premium determined depending on the difference between the fair value of the contributed shares of the Affected Company and the par value of the new shares issued. The foregoing, in any case, in compliance with article 67.3 of the Corporate Enterprises Act.

1.4. Absence of pre-emptive subscription rights

Considering the nature of the Capital Increase, with non-cash contributions within the framework of a voluntary tender offer for the acquisition of shares, in accordance with article 304 of the Corporate Enterprises Act, article 113.1 of Act 6/2023, of March 17, on Securities Markets and Investment Services and article 14.6 of Royal Decree 1066/2007, of July 27, on the rules applicable to public tender offers for the acquisition of securities, BBVA shareholders are not entitled to preemptive subscription rights over new shares issued by virtue of this Capital Increase.

1.5. Description of non-cash contributions and payment of new shares

The nominal amount and the issuance premium of the new shares shall be paid up by means of non-cash contributions consisting of ordinary shares of unit par value EUR 0.125, of the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

same and single class and series, fully subscribed and paid-up, of Banco de Sabadell, S.A., a Spanish public listed company, with registered office at Avenida Oscar Esplá, 37, Alicante, VAT Identification Number A-08000143 and LEI SI5RG2M0WQQLZCXKRM20, and registered with the Commercial Registry of Alicante, page no. A-156980, and in the Special Registry of Banks and Bankers of the Bank of Spain under number 0081.

1.6. Representation of the new shares

The new shares to be issued will be represented by means of book entries kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear, or Management Company of the Securities Register, Clearing and Settlement Systems) and its participating entities, in the terms established under the regulations in force at any given time.

1.7. Rights of new shares

The new shares to be issued will be ordinary shares of BBVA, with a par value of EUR 0.49 each, of the same and only class and series, and granting their holders the same rights and obligations as the currently outstanding shares of BBVA from their date of registration under the name of their holder in the corresponding bookkeeping records.

1.8. Execution of the Capital Increase and incomplete subscription

The Capital Increase will be fully or partially executed in one or several rounds depending on the outcome of the Offer, and, where appropriate, of the exercise of the compulsory purchase rights resulting from the Offer. In accordance with the provisions set forth in article 507 of the Corporate Enterprises Act, the Capital Increase will be effective even if the subscription is not complete, as this possibility is expressly established.

1.9. Amendment of Bylaws

As a result of the Capital Increase, the wording of article 5 of the BBVA’s Bylaws will be amended to adapt it to the new share capital and number of shares of BBVA to be finally issued.

1.10. Application for admission to trading of the new shares

It is resolved to apply for the admission to trading of the new shares of BBVA issued, subscribed and paid up by virtue of this Capital Increase in the Security Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as to carry out all required formalities and actions and submit the mandatory documentation to the competent bodies of the foreign Securities Exchanges in which BBVA shares are traded at the time of their issuance (currently, in the Stock Exchanges of London and Mexico, as well as through American Depositary Shares (ADS) in the New York Stock Exchange), so that the new shares issued by virtue of this Capital Increase may be listed, hereby putting into record the Bank’s adherence to the rules that may now or hereafter exist with respect to Securities Exchange matters, and especially those regarding trading, continued trading and removal from trading on official markets.

Likewise, it is expressly stated, for the appropriate legal purposes, that in the event that the delisting of the shares of BBVA is subsequently requested, it will be adopted with the formalities required by the applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

1.11. Conditions of the Capital Increase

The Capital Increase will not be executed and will have no effect in the event that the conditions established in the Offer for its effectiveness and validity are not accomplished.

TWO.- To empower the Board of Directors, in the broadest terms, authorizing it to sub-delegate on the Executive Committee (in turn, with sub-delegation powers); on the Chair of the Board of Directors, the Chief Executive Officer and on any individual that the Board may expressly empower for such purposes, to fully or partially execute the previously approved Capital Increase, in one or several rounds, within the period of one (1) year since the adoption of this resolution, and establish its terms and conditions regarding any matters that may have not been stipulated by this General Meeting, in the manner deemed most convenient, including, without limitation:

(i)	Establish the date or dates on which the Capital Increase should fully or partially become effective.

(ii)	Develop the procedure for the contribution in kind and exchange of shares of the Affected Company by the new shares of BBVA to be issued pursuant to the Capital Increase.

(iii)	Determine the amount of the issuance premium of the new shares in accordance with the provisions set forth herein.

(iv)

Amend the wording of the article 5 of the Bylaws that regulates the share capital so that it reflects the new capital figure and the number of outstanding shares after each execution of the approved Capital Increase.

(v)	Apply for the admission to listing to all new shares of BBVA in accordance with the provisions of resolution One.

(vi)

Carry out any formalities that they may deem necessary or appropriate in any relevant jurisdiction to effect and carry out, in full or in part, and in one or several rounds, the Capital Increase and the issuance of the new shares, and in particular appear and carry out whatever formalities may be required before any competent authorities in any jurisdiction and approve and sign all public or private documents that may be necessary or convenient to ensure the effectiveness of the Capital Increase in any of its aspects and contents.

(vii)	Draft and publish any advertisements that may be required or deemed convenient.

(viii)

Declare the closing of each execution of the Capital Increase, once the corresponding new shares are subscribed and paid up, formalizing all public and private documents that may be convenient to fully or partially execute, in one or several rounds, the Capital Increase.

(ix)

Formalize as many public and private documents as it may be required, and appear before the notary public to register the corresponding resolutions, as well as to rectify, regularize, clarify and harmonize these resolutions with the meaning conveyed in the verbal and/or written assessment by the Mercantile Registrar until each Capital Increase execution is registered in the Mercantile Registry.

(x)

Carry out as many formalities and actions as may be required and formalize as many public and private documents as it may be required or convenient to apply for the admission to trading of the new shares in the Security Exchanges of Madrid, Barcelona,

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Bilbao and Valencia, through the Spanish Stock Market Interconnection System (Continuous Market), as well as any of the domestic or foreign Securities Exchanges in which BBVA shares may be traded, including any formalities and actions that may be required or convenient for this purpose before the corresponding public and/or private entities, including any action, statement or formality with any competent authority in any jurisdiction, including, without limitation, the United States of America.

(xi)

Formalize any public or private document and carry out any formalities, legal transactions, contracts, statement and transactions that may be required or convenient to carry out each execution of the agreed Capital Increase, as well as to effect formalities and obligations before any competent authority, Spanish or otherwise, related to the Capital Increase and each one of their executions.

(xii)

Carry out any action, statement, communication or formality before any body, entity or public or private registry, within Spain or abroad, in connection with the Capital Increase and each one of its executions.

(xiii)

And in general, carry out any actions and sign as many documents as may be necessary or convenient for the validity, effectiveness, development and execution of the Capital Increase and the issue of the new share, including interpreting, applying, executing and developing the approved resolutions, including the rectification and enforcement thereof.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON JULY 5, 2024

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.